							Exhibit 12
Avis Budget Group, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Year Ended December 31,
	2013		2012		2011		2010		2009
Earnings available to cover fixed charges:
Income (loss) from continuing operations before income taxes	$97		$300		$36		$72		$(77)
Plus: Fixed charges	741		638		576		510		408
Earnings available to cover fixed charges	$838		$938		$612		$582		$331

Fixed charges (a) :
Interest, including amortization of deferred financing costs	$643		$546		$506		$445		$343
Interest portion of rental payment	98		92		70		65		65
Total fixed charges	$741		$638		$576		$510		$408

Ratio of earnings to fixed charges (b)	1.13	x	1.47	x	1.06	x	1.14	x	—
___________
(a) Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor. Interest expense on all indebtedness is detailed as follows:

	Year Ended December 31,
	2013		2012		2011		2010		2009
Related to debt under vehicle programs	$271		$303		$279		$215		$186
All other	372		243		227		230		157
	$643		$546		$506		$445		$343
___________
(b) Earnings were not sufficient to cover fixed charges in 2009 by $77 million.

* * *